Exhibit 99.1

TEEKAY TANKERS AND TANKER INVESTMENTS ANNOUNCE CLOSING OF MERGER

Hamilton, Bermuda, November 27, 2017 – Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) and Tanker Investments Ltd. (TIL) today announced the closing of the previously announced merger of the two companies. Upon the closing of the merger, each outstanding share of TIL common stock (other than shares held in the treasury of TIL or owned by Teekay Tankers or any of its subsidiaries) was exchanged for the right to receive 3.30 shares of Teekay Tankers Class A Common Stock, and TIL became a wholly owned subsidiary of Teekay Tankers.

About Teekay Tankers Ltd.

Teekay Tankers currently owns a fleet of 35 double-hull tankers, including 16 Suezmax tankers, 12 Aframax tankers, and seven Long Range 2 (LR2) product tankers, and has four capital leased Suezmax tankers and one contracted time charter-in vessel. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.

About Tanker Investments Ltd.

TIL is a specialized investment company focused on the tanker market. TIL was formed in January 2014 to opportunistically purchase, operate and sell modern secondhand tankers to benefit from cyclical fluctuations in the tanker market. TIL’s fleet consists of 18 vessels.

Prior to the closing of the merger, TIL’s common stock traded on the Oslo Stock Exchange under the symbol “TIL”. TIL has requested that the Oslo Stock Exchange delist the TIL common stock in connection with the closing of the merger.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekaytankers.com